SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX

January 13, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Kindelan; Christine Dietz
Matthew Crispino; Jan Woo

Re:	Flowco Holdings Inc.
Registration Statement on Form S-1
Submitted January 7, 2025
CIK No. 0002035149

Ladies and Gentlemen:

On behalf of Flowco Holdings Inc. (the “Company”), set forth below are the responses of the Company to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated January 10, 2025 (the “Comment Letter”) with respect to the registration statement on Form S-1 submitted by the Company on January 7, 2025 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth below the comment contained in the Comment Letter, followed by the Company’s responses thereto. The numbered paragraph below correspond to the numbered comment in the Comment Letter. Concurrently with this letter, the Company is submitting Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Use of Proceeds

1.

We note your disclosure here and throughout the filing that net proceeds will be used to repay indebtedness, redeem Flowco LLC interests and for general corporate purposes. Based on the pro forma balance sheet on page 76 it appears that the net proceeds were used entirely for repaying indebtedness and purchasing the LLC interests with no remaining proceeds for general corporate purposes. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 21-22, 62, 66, 84 and 147.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

January 13, 2025

Capitalization

2.

You disclose the number of Class A and Class B shares outstanding, as adjusted are 22,033,981 and 65,879,237, respectively, which is not consistent with the number of shares noted in the Offering disclosures on page 20. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67.

Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma adjustments to the condensed consolidated balance sheet

3.

You state that adjustment (5) reflects the issuance of 22,007,588 shares of Class A common stock as consideration for the Blocker Mergers. However, based on your disclosures on page 15, it appears that 4,207,588 shares of Class A common stock were issued for the mergers of the Blocker Companies and 17,800,000 shares will be issued in this offering. Please revise to clarify the description of this adjustment or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 81.

4.

We note adjustment (5) reflects the incremental compensation for existing profit units that will vest as well as RSUs that you expect to issue in connection with the offering. Please revise to disclose how the adjustment amounts were derived as well as what the vesting and other pertinent terms of the RSUs will be.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure for adjustment (5) accordingly on page 84-85 to include how the adjustment amounts were derived and the vesting terms of the RSUs.

* * *

January 13, 2025

Please do not hesitate to contact the undersigned at (713) 495-4521 or John Stribling at (713) 495-4673 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David Buck
David C. Buck

cc:	Joseph R. Edwards, Chief Executive Officer, Flowco Holdings Inc.
Ryan J. Maierson, Latham & Watkins LLP
Nick S. Dhesi, Latham & Watkins LLP